Filed Pursuant to Rule 424(b)(3)
Registration No. 333-278891

Prospectus Supplement No. 1

(To Prospectus dated May 10, 2024)

Zapata Computing Holdings Inc.

15,850,336 Shares of Common Stock

13,550,000 Warrants to Purchase Shares of Common Stock

25,049,982 Shares of Common Stock Underlying Warrants

This prospectus supplement no.1 (this “Prospectus Supplement”) updates, amends and supplements the prospectus dated May 10, 2024 (as amended or supplemented from time to time, the “Prospectus”) which forms a part of the Registration Statement on Form S-1 (Registration Statement No. 333-278891) filed by Zapata Computing Holdings Inc. (the “Company,” “we,” us,” or “our”). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and any amendments or supplements thereto. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our Common Stock is listed on the Nasdaq Global Market and our Warrants to purchase Common Stock are listed on the Nasdaq Capital Market (together with the Nasdaq Global Market, “Nasdaq”) under the symbols “ZPTA” and “ZPTAW,” respectively. On May 10, 2024, the last reported sales price of Common Stock, as reported by Nasdaq, was $1.19 per share, and the last reported sales price of the Warrants on Nasdaq was $0.149 per warrant.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for the Prospectus and may elect to do so in future filings.

Investing in our securities is highly speculative and involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 21 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 13, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 8, 2024

ZAPATA COMPUTING HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41218	98-1578373
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Federal Street, Floor 20

Boston, MA 02110

(Address of principal executive offices including zip code)

Registrant’s telephone number, including area code: (844) 492-7282

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ZPTA	The Nasdaq Stock Market LLC
Public warrants, each whole warrant exercisable for one share of Common Stock, each at an exercise price of $11.50 per share	ZPTAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On May 8, 2024, the board of directors of Zapata Computing Holdings Inc. (the “Company”) appointed Sumit Kumar as the Company’s Chief Financial Officer, Principal Financial and Accounting Officer and Treasurer effective on May 20, 2024. Mr. Kapur commenced employment at the Company on May 13, 2024 (the “Start Date”) as the Company’s Vice President, Finance to provide for a transition period.

On May 8, 2024, the Company entered into an offer letter with Mr. Kapur (the “Offer Letter”). Pursuant to the Offer Letter, Mr. Kapur’s employment with the Company will be on an at-will basis, he will be paid an annual base salary of $350,000 and he will be eligible for an annual bonus targeted at up to 25% of his base salary. On the Start Date, Mr. Kapur was awarded a nonstatutory stock option to purchase 600,000 shares of the Company’s common stock at a purchase price equal to the closing price of the Company’s common stock, par value $0.0001 per share, on the Start Date, which will vest over four years, with 25% vesting after the first anniversary of the grant date and the remaining 75% vesting in 36 substantially equal monthly increments thereafter, subject to Mr. Kapur’s continued employment on each vesting date. Mr. Kapur will be required to enter into the Company’s standard Nondisclosure, Non-Competition and Assignment of Intellectual Property Agreement.

Mr. Kapur, age 48, served as the chief financial officer of 3Degrees Inc., a financial services and technology company in the energy sector, from May 2012 to January 2024. Mr. Kapur previously served as vice president – structured finance, of Sungevity, a solar electricity company, from May 2010 to September 2011, investment analyst at Stark Investments, an investment management firm, from February 2008 to June 2009, and vice president – structured finance group, of Morgan Stanley from August 2004 to February 2008. Mr. Kapur has served on multiple boards of private entities, including the board of directors of Tulip.ai, a venture backed startup making holistic healthcare solutions more accessible and effective through the application of artificial intelligence models, since January 2021. Mr. Kapur received an M.B.A. from Harvard Business School and an A.B. with honors in applied mathematics from Harvard College.

There is no family relationship that exists between Mr. Kapur and any executive officer or director of the Company. In addition, there are no arrangements or understandings between Mr. Kapur and any other persons pursuant to which he was selected as an officer of the Company and there are no transactions between the Company and Mr. Kapur that would require disclosure under Item 404(a) of Regulation S-K.

On May 8, 2024, Mimi Flanagan, the Chief Financial Officer and Treasurer of the Company, notified the Company that she will be resigning from her positions effective May 20, 2024 (the “Termination Date”). Ms. Flanagan’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices. Following her departure, Ms. Flanagan is expected to enter into a consulting agreement to provide transition support as needed. Additionally, the exercise period for Ms. Flanagan’s outstanding options vested as of the Termination Date will be extended to five years after the Termination Date.

The foregoing summary of the Offer Letter is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01.	Regulation FD

On May 13, 2024, the Company issued a press release announcing the appointment of Mr. Kapur as Chief Financial Officer. A copy of the press release is being furnished with this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01 and Exhibit 99.1 attached hereto are intended to be furnished and shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall they be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

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Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Exhibit Description

10.1†	Offer Letter, dated May 8, 2024, by and between Sumit Kapur and Zapata Computing, Inc.

99.1	Press release dated May 13, 2024

104	Cover Page Interactive Data File (formatted as Inline XBRL)

†	Indicates management contract or compensatory plan.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPATA COMPUTING HOLDINGS INC.

By:	/s/ Christopher Savoie
Name:	Christopher Savoie
Title:	Chief Executive Officer

Date: May 13, 2024

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Exhibit 10.1

May 8, 2024

Sumit Kapur

Via email

Dear Sumit,

It is my pleasure to offer you full-time employment with Zapata Computing, Inc., a wholly owned direct subsidiary of Zapata Computing Holdings Inc. (the “Company”), contingent upon completion of a satisfactory background check and execution of Company’s Non-Disclosure, Non-Competition and Assignment of Intellectual Property Agreement (“NDA”). The following sets forth the terms and conditions of our offer.

1. Position. Your position at the Company will initially be VP of Finance after which you will serve as Chief Financial Officer and Treasurer, reporting to Christopher Savoie, Chief Executive Officer. This is an offer for full-time employment and you are expected to devote your full business time and your best professional efforts to the performance of your duties and responsibilities for the Company and to abide by all of its policies and procedures, as in effect from time to time. You will be expected to perform the duties of your position and such other duties as may be assigned to you from time to time. Moreover, during your employment with the Company, you will be expected to conduct your business activities at all times in accordance with the highest legal, ethical and professional standards.

2. Starting Date; Nature of Relationship. Your full-time employment start date with the Company as VP of Finance will be May 13, 2024 with your appointment as Chief Financial Officer and Treasurer effective on May 20, 2024. Your employment is and will at all times remain “at-will” employment, which means that either you or the Company may terminate your employment at any time for any reason or for no reason, with or without any prior notice. No provision of this offer letter, and no actions by either you or the Company shall be construed to create a promise of employment for any specific period of time.

3. Compensation. Your gross base salary shall be at a rate of $350,000 per year, payable in accordance with the Company’s regular payroll practices, as in effect from time to time, after deducting any legally required deductions for federal and state taxes and other deductions which may be required by law, or other deductions which you may authorize from time to time. The Company reserves the right to review the base salary and to adjust it from time to time in its sole discretion. This review is typically done annually but may be done more frequently. In addition to your base salary, you will be eligible for an annual target bonus of up to 25% of base salary. Bonuses are intended to retain valuable employees, and a bonus is not payable unless you are an employee of the Company on the date that such bonus is paid.

4. Equity. Effective as of the first day of your employment, subject to approval by the Compensation Committee of Zapata’s Board of Directors (the “Committee”), Zapata will grant you a nonstautory stock option to purchase 600,000 shares of Zapata common stock at a purchase price equal to the closing price of Zapata’s common stock on your start date. The option will be subject to the provisions of the stock option agreement to be entered into by you and Zapata following the grant and such other terms and conditions determined by the Committee, which in relevant part will require that such option (i) vests over a period of four years with an initial one-year cliff and (ii) expires 10 years from the grant date.

5. Benefits. You will be eligible to participate in the benefit plans made generally available by the Company from time to time to its full-time employees, subject to plan terms and generally applicable company policies. In addition, you will be entitled to paid vacation time in accordance with Company policy. Any benefits, of course, may be modified, changed or terminated from time to time at the Company’s sole discretion, and the provision of such benefits to you in no way changes or impacts your status as an at-will employee.

Ver 6/6/2022

zapatacomputing.com	info@zapatacomputing.com	100 Federal St, Boston MA 02110

6. Employee NDA. You will receive a copy of the Company’s Non-Disclosure, Non-Competition and Assignment of Intellectual Property Agreement (“NDA”). This offer is conditioned on your signing this NDA and your continuing willingness thereafter to abide by its terms. You are required to sign the NDA to completely accept this offer. In making this offer, we understand that you are not under any obligation to any former employer or any person, firm or corporation which would prevent, limit, or impair in any way the performance by you of your duties as a full-time employee of the Company.

7. Before You Start. The Immigration Reform and Control Act requires employers to verify the employment eligibility and identity of new employees. We will provide a copy of the Form I-9 that you will be required to complete. Please bring the appropriate documents listed on that form with you when you report for work. We will not be able to employ you if you fail to comply with this requirement. In addition, this offer of employment is contingent upon the successful completion of a background check.

8. Miscellaneous. This letter constitutes our entire offer regarding the terms and conditions of your prospective employment with the Company. It supersedes any prior agreements, or other promises or statements (whether oral or written) regarding the offered terms of employment. The terms of your employment shall be governed by the laws of The Commonwealth of Massachusetts.

If the terms of this offer are acceptable to you, please sign this letter and the enclosed NDA, and return them to my attention. In accepting this offer, you give the Company assurance that you have not relied on any agreements or representations, express or implied, with respect to your employment that are not set forth in expressly in this letter.

We are excited to offer you the opportunity to join the Company, and we look forward to having you aboard. We are confident that you will make an important contribution to our unique and exciting enterprise.

Sincerely,

/s/ Christopher Savoie

Christopher Savoie

Chief Executive Officer

Zapata Computing, Inc.

I, Sumit Kapur, accept the above Offer of Employment and agree that it contains the terms and conditions of employment with the Company; that the employment offered is “at-will” as described above.

/s/ Sumit Kapur	5/8/2024
Signature	Date

Ver 6/6/2022

zapatacomputing.com	info@zapatacomputing.com	100 Federal St, Boston MA 02110

Exhibit 99.1

Zapata AI Welcomes Sumit Kapur as Chief Financial Officer

Accomplished tech industry finance leader brings a wealth of experience scaling complex businesses from startups to billion-dollar-revenue-generating enterprises

BOSTON (May 13, 2024) — Zapata Computing Holdings Inc. (“Zapata AI” or “the Company”) (Nasdaq: ZPTA), the Industrial Generative AI company, today announced that Sumit Kapur will join the organization as Chief Financial Officer, effective May 20, 2024, and as Zapata AI’s Vice President, Finance during a short transition period, effective today. Sumit’s experience in AI, investment banking, scaling complex businesses and raising capital will be invaluable in supporting Zapata AI’s growth as the Company works to expand to provide services to new clients across industries that could include financial services, life sciences, government and defense, telecom, and advanced manufacturing.

Sumit brings a strong track record of steering technology companies through critical growth phases and tapping diverse public market and private capital sources to fuel growth. He spent nearly 12 years serving as Chief Financial Officer at 3Degrees, a financial services and technology company in the energy sector, where he played an integral role in scaling the business’s revenue 50x through a combination of new offerings, mergers and acquisitions, international expansion, capital raising and organic growth. Sumit also has extensive investment banking experience at firms including Morgan Stanley and JP Morgan, and currently serves as an investor and board member at Tulip.ai, a venture-backed healthcare AI startup. He will succeed Mimi Flanagan, who is leaving the Company for personal reasons.

Christopher Savoie, CEO and co-founder of Zapata AI, stated, “Sumit’s appointment comes at a pivotal juncture for Zapata AI. Interest in our Industrial generative AI offerings is growing by the day across multiple industries. We believe Sumit’s impressive pedigree for financial leadership and strategic growth will be instrumental in driving our financial strategy, allocating capital, and fostering partnerships to fuel our expansion.”

“I’d like to thank Mimi for her many contributions over the last few years as we navigated the journey to operating as a public company,” continued Savoie. “Her financial leadership was critical to ensuring our success during this transformational time. We wish her success in all her future endeavors.”

Sumit will join the Company reporting to Savoie. “Zapata AI is leading a transformative movement in Industrial Generative AI, empowering businesses with unmatched operational insights that will fuel growth and drive cost savings,” said Sumit. “My experience in scaling global technology platforms to unlock shareholder value aligns perfectly with Zapata’s current needs. Christopher has assembled an exceptional team of experts in generative AI, and I’m excited to join them to build a powerhouse that will redefine the industry.”

Sumit holds an M.B.A. from Harvard Business School and completed his undergraduate studies at Harvard College, where he received a degree in Applied Mathematics.

About Zapata AI

Zapata AI is an Industrial Generative AI company, revolutionizing how enterprises solve complex operational challenges with its powerful suite of generative AI software applications and cutting-edge reference architecture. By combining numerical and text-based generative AI models and custom software applications to power industrial-scale solutions, Zapata AI enables enterprises and government entities to drive growth, cost savings through operational efficiencies, and critical operational insights. With its proprietary data science and engineering techniques, and the Orquestra® platform, Zapata AI is accelerating Generative AI’s impact across industries by delivering solutions which are higher performing, less costly, and more accurate and expressive than current, classical approaches to AI. The Company was founded in 2017 and is headquartered in Boston, Massachusetts.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. These statements are based on the current expectations of Zapata AI’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. These statements are subject to a number of risks and uncertainties regarding Zapata AI’s business, and actual results may differ materially. These risks and uncertainties include, but are not limited to, Zapata AI’s ability to attract new customers, retain existing customers, and grow; competition in the generative AI industry; Zapata AI’s ability to raise additional capital on non-dilutive terms or at all; Zapata AI’s failure to maintain and enhance awareness of its brand; and other factors discussed in Zapata AI’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2024, and other documents of Zapata AI filed, or to be filed, with the SEC. While Zapata AI may elect to update these forward-looking statements at some point in the future, Zapata AI specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Zapata AI’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Zapata AI:

Media: press@zapata.ai

Investors: investors@zapata.ai